Direct Number: (212) 326-3800
raprofusek@jonesday.com
October 15, 2010
JP657768
943785-675007
VIA EDGAR
Office of Mergers and Acquisitions
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mellissa Duru, Special Counsel

Re:	Potash Corporation of Saskatchewan Inc. (the “Company”) Schedule 14D-9 Filed August 23, 2010 and amendments thereto File No.: 5-44283
Ladies & Gentlemen:
     We refer to the Staff’s October 13, 2010 comment letter concerning the above-referenced filing. We have reviewed the letter with the Company, which has authorized this response to the Staff’s letter.
     The response to the Staff’s comments in its October 13, 2010 letter are provided below in the order in which the comments were set out in such letter and are numbered correspondingly. The Staff’s comments, indicated by bold text, are followed by the responses of the Company.
1.	We refer to statements attributed to Mr. Doyle that appear in a Globe & Mail article by Brenda Bouw and Boyd Erman dated October 7, 2010. Mr. Doyle is quoted as stating that Potash Corp.’s future share performance “would blow the doors off” a prior record high of $240 per share if the company remained independent. Please be mindful of whether company representatives’ statements in support of the company’s recommendation against the BHP offer are appropriately balanced. For example, as noted in prior comment 1 of our August 31, 2010 letter, statements regarding Potash’s future performance should be balanced against statements acknowledging that future performance is not assured. Refer generally to Section 14(e) of the Exchange Act of 1934. Please confirm your understanding.

Office of Mergers and Acquisitions
October 15, 2010

     Response:
     The Company understands, and hereby confirms, that statements regarding its future performance should be balanced against statements acknowledging that future performance is not assured. Throughout the Company’s Directors’ Circular filed August 23, 2010 (and amended 15 times since then), and in press releases and other communications, the Company believes that it has been diligent in ensuring that statements regarding future performance are balanced against statements that future performance cannot be assured. The statements referenced appeared in an article written by reporters following an approximately 60-minute interview. In light of the Staff’s comment, however, the Company will re-double its efforts to assure appropriate balance.
2.	We refer to the October 7th article referenced in the above comment. We note also statements made in the Schedule 14D-9/A filed on October 12, 2010. You continue to refer to ongoing negotiations involving alternatives to the BHP offer. We remind you of your prior responses to comments 7 and 8 in your letter dated September 3, 2010 in which you acknowledged the applicability of Item 1006(d)(1), inclusive of the Instruction to Item 1006(d)(1). Please reconfirm your understanding.
     Response:
     The Company understands that Item 1006(d)(1) of Regulation M-A applies with respect to the Company’s negotiations in response to a tender offer. The Company notes, however, that the Company’s board of directors has determined that further disclosure with respect to third-party negotiations would jeopardize continuation of the negotiations. Accordingly, in accordance with the Instruction to Item 1006(d)(1), the Company does not believe that additional disclosure is appropriate at this time. The Company reconfirms that it will comply with its disclosure requirements under Regulation 14D and the securities laws generally at such time as an event occurs that requires disclosure.
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Office of Mergers and Acquisitions
October 15, 2010

     Thank you for your ongoing attention to this matter. If you have additional questions or comments, please do not hesitate to contact me at 212.326.3800 or, in my absence, Philip Stamatakos of this firm at 312.269.4097.
Very truly yours,
/s/  Robert A. Profusek

cc:	Joseph A. Podwika, Potash Corporation of Saskatchewan Inc. William Braithwaite, Stikeman Elliott Philip S. Stamatakos, Jones Day